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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ANORMED INC.
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
DEMATAL CORP.
(Names of Filing Persons (Offerors))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

035910108
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$379,619,854.65	$40,619.32
*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 44,399,983 outstanding common shares, no par value, of AnorMED Inc. for the expected consideration in the tender offer of $8.55 per share. Such number of outstanding shares represents the total of 41,660,411 common shares outstanding as of August 28, 2006 and 2,739,572 common shares subject to options as of August 28, 2006 (in each case, as reported in AnorMED Inc.'s press release filed on Form 6-K on August 28, 2006).

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.0107% of the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to a tender offer by Dematal Corp., a Nova Scotia unlimited company (the "Offeror") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation ("Parent"), to purchase all the outstanding common shares, no par value (the "Shares"), of AnorMED Inc., a Canadian corporation (the "Company"), at a purchase price of $8.55 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated September 1, 2006 (the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Offeror and Parent.

        The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.    SUMMARY TERM SHEET

        The information set forth in the SUMMARY TERM SHEET of the Offer to Purchase and Circular is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a) AnorMED Inc., #200 – 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5, (604) 530-1057.

        (b) As of August 28, 2006, there were 41,660,411 common shares, no par value, of the Company outstanding.

        (c) The Shares are traded on the American Stock Exchange and the Toronto Stock Exchange, both under the symbol "AOM." On August 28, 2006, the Company announced that it had received approval from NASDAQ Stock Market, Inc. to list its common shares on the NASDAQ Global Market under the symbol "ANOR." The Company expects its common shares to be listed on the NASDAQ Global Market by the end of September 2006 and expects to de-list its common shares from the American Stock Exchange at such time. The information set forth in Section 12 "Price Range and Trading Volume of AnorMED Shares" of the Circular is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a), (b), (c) The information set forth in Section 1 "The Offeror and Genzyme" of the Circular and Schedule I "Directors and Executive Officers of Genzyme Corporation and the Offeror" of the Offer to Purchase and Circular is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        The information set forth in the SUMMARY TERM SHEET, Section 1 "The Offer," Section 2 "Time for Acceptance," Section 3 "Manner of Acceptance," Section 5 "Extension and Variation of the Offer," Section 6 "Withdrawal of Deposited AnorMED Shares" and Section 7 "Take-Up of and Payment for Deposited AnorMED Shares" of the Offer to Purchase, and Section 5 "Purpose of the Offer and the Offeror's Plans for AnorMED," Section 14 "Effect of the Offer on the Market for Securities; Public Disclosure by AnorMED; Exchange Act Registration; Margin Requirements," Section 16 "Certain Canadian Federal Income Tax Considerations" and Section 17 "Certain United States Federal Income Tax Considerations" of the Circular is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (a)(1) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Offeror nor, to the best knowledge of the Parent and the Offeror, any of the persons listed in

Schedule I "Directors and Executive Officers of Genzyme Corporation and the Offeror" of the Offer to Purchase and Circular has entered into any transaction with the Company or any of the Company's affiliates that are not natural persons.

        (a)(2) Other than the transactions described in Item 5(b) below, during the past two years neither the Parent, the Offeror nor, to the best knowledge of the Parent and the Offeror, any of the persons listed in Schedule I "Directors and Executive Officers of Genzyme Corporation and the Offeror" of the Offer to Purchase and Circular has entered into any transaction or series of similar transactions with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000.

        (b) The information set forth in Section 3 "Background to the Offer," Section 9 "Commitments to Acquire Securities of AnorMED" and Section 10 "Arrangements, Agreements or Understandings" of the Circular is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a),(c)(1)-(7) The information set forth in Section 4 "Strategic Rationale," Section 5 "Purpose of the Offer and the Offeror's Plans for AnorMED," Section 6 "Acquisition of AnorMED Shares Not Deposited" and Section 14 "Effect of the Offer on the Market for Securities; Public Disclosure by AnorMED; Exchange Act Registration; Margin Requirements" of the Circular is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a), (b), (d) The information set forth in Section 7 "Source of Funds" of the Circular is incorporated herein by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        The information set forth in Section 8 "Beneficial Ownership of and Trading in Securities" of the Circular is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        The information set forth in Section 18 "Depositary, U.S. Forwarding Agent, Dealer Managers and Information Agent" of the Circular is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Offeror or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2)-(4) The information set forth in the Section 14 "Effect of the Offer on the Market for Securities; Public Disclosure by AnorMED; Exchange Act Registration; Margin Requirements" and Section 15 "Regulatory Matters" of the Circular is incorporated herein by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 12.    EXHIBITS

        See Exhibit Index immediately following the signature page.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: September 1, 2006
	By:	/s/ PETER WIRTH Peter Wirth Name: Peter Wirth Title: Executive Vice President
DEMATAL CORP.
Dated: September 1, 2006
	By:	/s/ GEORGES GEMAYEL Georges Gemayel Name: Georges Gemayel Title: Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase for Cash and Circular dated September 1, 2006.
(a)(2)	Form of Letter of Transmittal.
(a)(3)	Form of Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.
(a)(7)	Summary Advertisement published in the Wall Street Journal, the Globe and Mail and La Presse on September 1, 2006.
(b)	None.
(d)	None.
(g)	None.
(h)	Opinion of Osler, Hoskin & Harcourt LLP (incorporated by reference from Offer to Purchase and Circular filed herewith as Exhibit (a)(1) under the heading "Certain Canadian Federal Income Tax Considerations").

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SIGNATURES
EXHIBIT INDEX